UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June 18, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 18, 2024

Medellín, Colombia

Bancolombia S.A. Accepts to Purchase All Tendered and Not Validly Withdrawn Offers of Bancolombia S.A.’s Outstanding 3.000% Senior Notes Due 2025 and 6.909% Subordinated Notes Due 2027

Bancolombia S.A. (the “Bank”) announces that it intends to accept for purchase all of the US$267,421,000 aggregate principal amount of the 3.000% Senior Notes due 2025 (the “2025 Notes” and such offer the “2025 Offer”) and US$283,632,000 aggregate principal amount of the 6.909% Subordinated Notes due 2027 (the “2027 Notes” and collectively with the 2025 Notes, the “Notes”, and such offer the “2027 Offer” and together with the 2025 Offer, the “Offers”) all of the that have been validly tendered and not validly withdrawn for purchase on the early settlement date for the Offers (the “Early Settlement Date”), which is expected to be June 24, 2024. In addition to the applicable Total Consideration set forth in the Offer to Purchase dated June 3, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which includes the applicable Early Tender Payment, such Holders will also receive, in respect of such Notes, accrued and unpaid interest from the last interest payment date for the Notes to, but not including the Early Settlement Date. Payment for all Notes validly tendered and not validly withdrawn after the Early Tender Date and prior to July 2, 2024 and accepted for purchase by the Bank is expected to be made on July 8, 2024, the third business day following the Expiration Date or as promptly as practicable thereafter (the “Final Settlement Date”). However, the Early Settlement Date and the Final Settlement Date may change without notice.

Today, the Bank announced the Reference Yield and Total Consideration for the 2025 Offer upon the terms and subject to the conditions set forth in the Offer to Purchase. Holders of 2025 Notes validly tendered at or prior to June 14, 2024 (the “Early Tender Date), not validly withdrawn and accepted for purchase in accordance with the terms of the Offer to Purchase will receive on the Early Settlement Date, US$986.46 per US$1,000 principal amount of the 2025 Notes; calculated in accordance with the formula set forth in Schedule A to the Offer to Purchase, based on the fixed spread specified in the table below (the “Fixed Spread”) for the 2025 Notes, plus the yield (the “Reference Yield”) based on the bid-side price of the U.S. Treasury Security specified in the table below (the “Reference Treasury Security”) as quoted on the Bloomberg reference page specified in the table below (the “Reference Page”) as of 10:00 a.m. (New York City time) on June 17, 2024.

The table below summarizes certain payment terms of the Offers.

2025 Offer

Description of Notes	CUSIP/ ISIN Nos.	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference page	Reference Yield	Fixed Spread (basis points)(1)	Early Tender Payment(2)(3)	Total Consideration(1)(2)(4)
3.000% Senior Notes due 2025	05968L AM4/ US05968LAM46	US$482,034,000	1.375% UST due 01/31/2025	FIT3	5.329%	T+0	US$50	$986.46

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(1)	The Total Consideration payable per each US$1,000 principal amount of 2025 Notes that were validly tendered was calculated in accordance with the formula set forth in Schedule A to the Offer to Purchase, based on the Fixed Spread for the 2025 Notes, plus the Reference Yield based on the bid-side price of the Reference Treasury Security as quoted on the Reference Page as of 10:00 a.m. (New York City time) on June 17, 2024. The Total Consideration is inclusive of the Early Tender Payment.
(2)	Per US$1,000 principal amount of 2025 Notes.

(3)	The Early Tender Payment will be payable to holders who validly tendered 2025 Notes on or prior to the Early Tender Date whose notes are accepted for purchase.
(4)	Excludes accrued interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

2027 Offer

Description of Notes	CUSIP/ ISIN Nos.	Outstanding Principal Amount	Maximum Tender Amount	Tender Offer Consideration(1)(2)	Early Tender Payment(1)(3)	Total Consideration(1)(2)(4)
6.909% Subordinated Notes due 2027	05968L AK8 / US05968LAK89	U.S.$750,000,000	U.S.$400,000,000	U.S.$950	U.S.$50	U.S.$1,000

_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(1)	Per U.S.$1,000 principal amount of 2027 Notes.
(2)	Excludes accrued interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.
(3)	The Early Tender Payment will be payable to holders who validly tendered 2027 Notes on or prior to the Early Tender Date whose notes were accepted for purchase.
(4)	The Total Consideration is inclusive of the Early Tender Payment.

The Offers will expire at 5:00 P.M., New York City time, on July 2, 2024, unless the Offers are extended or earlier terminated by the Bank in its sole discretion (this date and time, including as extended or earlier terminated, as applicable, the “Expiration Date”). The early tender deadline for the Offers occurred at 5:00 p.m., New York City time, on June 14, 2024 (the “Early Tender Date”). The withdrawal deadline for the Offers was 5:00 P.M., New York City time, on June 14, 2024, and so has passed. Accordingly, Notes tendered (in the past or future) in the Offers before or on the Early Tender Date may no longer be withdrawn, except as required by applicable law.

BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are the dealer managers for the Offers (the “Dealer Managers”). Global Bondholder Services Corporation has been appointed as the information and tender agent for the Offers.

Persons with questions regarding the Offers should contact BofA Securities, Inc. at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), or J.P. Morgan Securities LLC at (866) 846-2874 (toll-free) or (212) 834-7279 (collect). In addition, holders of Notes may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

Holders who would like copies of the Offer to Purchase may call the information and tender agent, Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2015 (toll free) or by e-mail at contact@gbsc-usa.com.

This press release is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell with respect to any securities. The Offers are being made solely pursuant to the Offer to Purchase that is being distributed to the holders of Notes. The Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of the Offers or the acceptance thereof would not comply with the laws of that jurisdiction. Further, this press release is not an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This release and the Offer to Purchase contains statements which may constitute “forward-looking statements”. These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.  Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

About the Bank

Bancolombia S.A. is a full-service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of over 31 million customers.

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Contacts
Julian Mora	Jose Humberto Acosta	Catalina Tobón Rivera
Corporate VP	Financial VP	IR Manager
Tel.: (57 604) 4042436	Tel.: (57 601) 4885934	Tel.: (57 601) 4885950